Mail Stop 4561

April 30, 2010

Richard E. Leigh, Jr., Esq., General Counsel
Motricity, Inc.
601 108th Ave. Northeast, Ste. 800
Bellevue, WA 98004

Re: Motricity, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed April 26, 2010
File No. 333-164471

Dear Mr. Leigh:

We have reviewed the above-captioned filing and your response letter dated
April 26, 2010, and have the following comments. Where prior comments are referenced, they
refer to our letter dated April 21, 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Credit Facility, page 73

1.   Please update your disclosure to reflect that, as indicated on pages F-23 and F-24, you
        had no outstanding amounts under your credit facility as of March 31, 2010.

Business

Our Solutions and Services, page 81

2.   We note your response to prior comment 1. The mCore Marketplace graphic on
        page 82 and the disclosure preceding the graphic is still unclear. For example, but
        without limitation, explain what is meant by "Onboarding APIs" and "Device APIs."

Executive Compensation

Director Compensation, page 125

3.   Please revise to clarify why each non-employee director will receive an award of
        restricted stock equal in value to $140,000 on May 1, 2010.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

4.   We note your response to prior comment 2 in which you explain your basis for *presentation* of revenue on the statements of operations for arrangements that do not give the customer the right to take possession of the software. You indicate that professional services do not qualify as a separate unit of accounting. As such, explain why it is appropriate to use differing patterns of revenue recognition for the various deliverables, considering that revenue recognition should be determined for all of the delivered and undelivered items as a single unit of accounting under ASC 605-25-25-6. Support your pattern of recognition by reference to the applicable accounting literature.

5.   We note your response to prior comment 4. In arrangements that give the customer the right to take possession of the software, further explain how you allocate revenue to the elements of your arrangement for revenue recognition purposes. Specifically, describe your application of the residual method to the professional service fees. Also address why use of the residual method is appropriate under ASC 985-605-25-10e and how you considered the guidance in ASC 985-605-25-5 through 14. In addition, tell us whether the professional fees include both the initial fees to customize and implement the specific software solution and fees to enhance the functionality of the software solution.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224, or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan S. Jacobson, Staff Attorney, at (202) 551-3428. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (212) 446-4900
        Mark D. Director, Esq.
        Christian O. Nagler, Esq.
        Kirkland & Ellis LLP